CW PETROLEUM CORP

A Wyoming C Corporation
http://www.cwpetroleumcorp.com

$1,000,000 MAXIMUM OFFERING
$10,000 MINIMUM OFFERING

OFFERING PRICE: $1 per Share
Common Equity Offered
$600 MINIMUM INVESTMENT

REGULATION CROWDFUNDING OFFERING

THESE ARE SPECULATIVE SECURITIES AND INVOLVE A HIGH DEGREE OF RISK. PLEASE REVIEW ALL RISK FACTORS CONTAINED IN THIS OFFERING MATERIAL.

GrowthFountain Capital LLC is acting as the funding portal in this offering of securities in reliance on section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77d(a)(6)). To participate in this offering, you must open an account at www.GrowthFountain.com.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document, or the completeness of any information contained herein or listed with the funding portal. These securities are being offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. GrowthFountain Capital LLC and its affiliates are not making any investment recommendation in connection with making this offering material available to you.

The date of this offering material being listed on the funding portal at www.GrowthFountain.com is Tue Aug 14 2018 11:02:52 GMT-0400 (Eastern Daylight Time)

OVERVIEW INFORMATION

Issuer Information

Name of issuer:

CW PETROLEUM CORP

Entity Form:

C Corporation

Jurisdiction of Organization:

Wyoming

Date of Organization:

2018-04-15

Physical address:

23501 Cinco Ranch Blvd., Ste H120 - #325 Katy Texas 77494

Website address:

http://www.cwpetroleumcorp.com

Intermediary Information

Intermediary:

GrowthFountain Capital, LLC

CIK Number:

0001668506

SEC File Number:

007-00028

CRD Number:

283380

Funding Portal Address:

www.GrowthFountain.com

Compensation to Intermediary:

6% of the closing amount raised + pass-through and registration fees

Ownership interest by Intermediary:

None

The Security Offering

Type of security offered:

Common Equity

Voting rights:

No

Minimum target number of securities being offered:

10000

Price of security:

$1

Minimum target amount of offering:

$10,000

Oversubscription allowed:

Yes

Allocation method of oversubscription:

First Come First Serve

Maximum amount of offering:

$1,000,000

Deadline to reach target amount:

90 days from filing date

INTRODUCTORY NOTICES

Offering Made Pursuant To Regulation Crowdfunding

This offering material, including all the exhibits attached hereto (collectively, the "Material") describes the terms relating to an offer and sale of securities to qualified investors consistent with the rules and regulations of Regulation Crowdfunding (17 CFR §227). CW PETROLEUM CORP , a Wyoming C Corporation (the "Company"), is offering up to **1,000,000** shares of Common Equity (the "Shares") at an offering price of $1 per Share for a maximum aggregate offering price of $1,000,000

The Company has established a minimum offering of at least **10,000** Shares for a minimum aggregate offering price of $10,000 (the "Offering"). If the sum of the investment commitments does not equal or exceed this minimum target amount at the Offering deadline, no securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned, less any fees incurred, without accrued interest. There can be no assurance that the minimum number of the Shares offered will be subscribed for and therefore there is no guarantee that this Offering will be completed. The minimum subscription by an investor is a $600 investment. Each investor interested in participating in this Offering must register at www.GrowthFountain.com. The website GrowthFountain.com (the "Platform") is operated by GrowthFountain Capital LLC (the "Intermediary") which is registered with the U.S. Securities Exchange Commission (the "SEC"

) as a funding portal and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Intermediary is the exclusive listing agent and funding portal for this Offering and is acting in reliance on section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77d(a)(6)).

Crowdfunding Investments Are Risky

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. The securities being offered in this Offering are not insured by the Federal Deposit Insurance Corporation, are not guaranteed by any bank and may lose their entire value. The securities being offered will have transfer restrictions during the one-year period beginning when the Shares are issued. In addition, there is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares.

This Material contains significant additional disclosure of investment risks to be reviewed by each potential investor. Each investor should review all of the risks related to this Offering prior to making a commitment to invest in the Shares.

No Investment Advice is Being Provided

This Material contains statements by the Company which have not been independently verified. The Intermediary has not performed an independent assessment of any of these statements and the Intermediary is not providing any investment advice in connection with making this Material available on its Platform.

Some of the Company's statements in this Material may be forward-looking. Projections relating to the Company's future performance are subject to a high degree of uncertainty. Actual results can be expected to vary from the results projected and such variances may be material. Prospective investors must not to construe the contents of this Material as legal, business, tax or investment advice. Each investor in any securities should consult their own attorney, business advisor and tax advisor as to the legal, business, tax and related matters concerning this Offering.

These securities have not been recommended or reviewed by any federal or state securities commission or regulatory authority and these authorities have not passed upon the accuracy or adequacy of this Material. FINRA and the SEC do not pass upon the merits of

any securities offered and they are not providing any endorsement or investment advice related to this Offering. The Shares are being offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration. There may be a risk that the Shares will fail to qualify for this exemption due to actions taken by the Company that are not properly disclosed. The Intermediary has not investigated or verified the information provided by the Company and neither has any regulatory authority, so each investor must perform their own assessment of the information contained in the Material prior to relying on the Company for its completeness and accuracy.

Changes Are Possible In Certain Circumstances

The Company reserves the right to modify any of the terms of the Offering at any time before the Offering closes. However, if any material changes are made, each investor will be notified and will be required to reconfirm their investment commitment within 5 days of such notice or their entire investment commitment shall be cancelled. Investors are also given the right to terminate an investment at any time prior to 48 hours from a notified closing date. Additional details on the procedures involved with this Offering are contained later in this Material. Additional information relating to this Offering, including communication channels allowing investors to pose questions and receive answers, is available through the Intermediary on the Platform at https://growthfountain.com/cwpetroleumcorp

Multiple Closings

If the Company reaches the target amount prior to the Offering deadline and the Offering has been listed for a minimum of twenty-one (21) days, the Company reserves the right to conduct early (and potentially multiple early) closings. In so doing, the Company will provide notice to investors concerning the new offering deadline five business days prior to closing.

DESCRIPTION OF THE ISSUER'S BUSINESS

The Company

CW PETROLEUM CORP , was organized on 2018-04-15 , as a Wyoming C Corporation The Company's headquarters is located 23501 Cinco Ranch Blvd., Ste H120 - #325 Katy Texas 77494 . The Company's website is http://www.cwpetroleumcorp.com .

Business Overview
CW Petroleum is a marketer and distributor of Biofuels and Specialty Gasoline Blends. Beginning as a distributor of Biodiesel (Diesel made from natural oils and fats), it has over the years progressed into an EPA approved Specialty Fuels Blender.

By investing in CW Petroleum, an investor will be participating in the growth of Biofuel Blends that are used in most of the largest cities in the US and in the future growth of a high margin specialty fuels marketer. .
CW is raising money to increase its position in the following markets:

Trading (the buying and selling of Biodiesel, Diesel Fuel and Gasoline)

Specialty Blending of Fuels

Convenience Store Acquisitions
Business Plan
Please refer to the copy of the Company's business plan which is attached as Exhibit A hereto.
CW was founded as a Texas corporation by Christopher Williams and began operations in 2011. It reincorporated in Wyoming as a C corporation in April 2018. CW supplies and distributes Biodiesel, Biodiesel Blends, Ultra Low Sulfur Diesel and Gasoline Blends to distributors and end-users. .

MANAGEMENT & MATERIAL PERSONS

Specific biographical information on each of the Company's officers and members of its Board of Directors of is attached as Exhibit C. Exhibit C contains information on the last three years of employment and supplements the information summarized below. The Company has confirmed that no officer, director or 20% shareholder would cause a violation of Rule 503(a) of the Crowdfunding Regulations (17 CFR §227.503).

Number of Total Employees
Full time employees: 2
Part time employees: 1

Officers

The following information has been provided by the Company as true and correct regarding each of the Company's officers. For purposes of this Form C, the term "officer" means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Officer Name	Tenure	Title and Responsibilities
Christopher Williams	2011-01-01	CEO PAO Controller/Principal Accounting Officer
Graham Williams	2018-01-01	PFO CFO

Board of Directors

The following information has been provided by the Company as true and correct regarding each of the Company's directors (and any person performing a similar function):

Director Name	Dates of Board Service (Year Begin)	Principal Occupation + Employer & Start Date
Christopher Williams	2011-01-01	CW Petroleum Corp Fuel Marketer 2011-01-01
Greg Roda	2018-01-01	Gevo, Inc. Since 2013 he has been chief commercial officer of Gevo Inc., a technology company that produces isobutanol from a genetically modified yeast 2013-01-01

Graham Williams	2017-11-01	President Tier 3 Capital Equipment Financing 2011-03-01

20% Holders

The following information has been provided by the Company as true and correct regarding each person who owns twenty percent (20%) or more of the Company's outstanding voting equity securities calculated on the basis of voting power.

Name of Holder	Class of Securities	Number Held	% of Voting Power
Christopher Williams	Preferred	1000000	100%

The Company has confirmed that the information above is accurate for the period spanning 120 days prior to the date of filing of this Material.   For any calculation above of total voting power, all securities are included for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they are included as being "beneficially owned." For any calculation of outstanding voting equity securities, all outstanding options are assumed to be exercised and all outstanding convertible securities converted.

Related Party Transactions

The Company is disclosing certain related party transactions below arising from any of the transactions occurring in the Company's last fiscal year. As used here, the term "related party" includes: (1) any director or officer of the Company; (2) any person who is, as of the most recent practicable date, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (3) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (4) any immediate family member of any of the foregoing persons. Only those transactions are listed in which the related party had or is expected to have a direct or

indirect material interest in such transaction, and the list includes transactions with entities under common control with the issuer. As used here, the term "transaction" includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. Where it is not practicable to state the approximate amount of the interest, the amount involved in the transaction has been approximated.
Those transactions with a related party having a direct or indirect material interest:

Specified Person	Relationship To Issuer	Nature of Transaction	Amount of Interest
Christopher Williams	President and CEO	Loan to the company	$303,452
Christopher Williams	President and CEO	Salary ($140,000 accrued and unpaid as of end of year 2017)	$100,000
Christopher Williams	President and CEO	Company leases land from CEO for $1,500 per month	$1,500

The term "immediate family member" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a co-habitant occupying a relationship generally equivalent to that of a spouse.

PROCEDURE FOR PURCHASING SECURITIES

Minimum Commitment and Closing Date
To participate in this Offering, each investor must purchase securities in a minimum dollar amount equal to $600 .   The securities are being offered until [Mon Nov 12 2018 11:02:52], unless notice is provided to investors at least five (5) business days prior to any change in such date. The Company reserves the right to change the closing date with such notice and with a minimum twenty-one (21) day period in which to carry out the offering.

Account Opening Requirement

If a potential investor is interested in participating in the Offering, such investor must first open an account with the Intermediary by registering at www.GrowthFountain.com. During such registration process, the Intermediary may request financial information to determine investor's eligibility and may require the acceptance of certain terms and conditions applicable to investor's use of the Platform. In addition, prior to communicating any investment commitment, each investor must (a) consent to electronic delivery of materials, (b) provide a representation that such investor has reviewed the educational material available from the Intermediary delivered pursuant to Rule 302 of Regulation Crowdfunding, (c) provide a representation that such investor understands that the entire investment amount may be lost and that such investor could bear such loss, (d) complete a questionnaire demonstrating such investor's understanding that there are limitations on cancelling an investment commitment and that it may be difficult to resell securities acquired in this Offering. Each potential investor is subject to investment limitations established by the Securities Act (15 USC 77d(a)(6)(B)) and Regulation Crowdfunding (17 CFR 227.100(a)(2)).

Offering Process After Registration

Each Offering is listed on the Platform for a minimum of twenty-one (21) days and the Offering period may extend beyond such twenty-one days if set forth in the Material or each investor is properly notified. During that period (or later if the investor is notified of a change), the Company must aggregate investor commitments that are equal to or greater than the Offering minimum target amount. The process generally involves the following steps: (1) an investor registered on the Platform identifies a desired offering and communicates an investment commitment to purchase securities in such offering by completing a subscription agreement; (2) the Intermediary confirms the investor's eligibility to participate in the Offering; (3) the investor transfers the funds required to purchase the offered securities to the Intermediary's designated third-party FDIC insured depository (4) once the targeted minimum offering amount is achieved or exceeded through investor commitments collectively, the issuer would be able to close the transaction on the original target closing date or an earlier date with at least five business days prior notice to the investors; and (5) the subscription agreement will be countersigned by the issuer; and (6) the funds would be released by the third-party depository to the issuer, less any required fees sent to the Intermediary, and the issuer would issue the securities to the investor.

Multiple Closings

If the Company reached the target amount prior to the Offering deadline and the Offering has been listed for a minimum of twenty-one (21) days, the Company reserves the right to conduct early (and potentially multiple early) closings. In so doing, the Company will provide notice to investors concerning the new offering deadline five business days prior to closing.

506(c) Offering

The Company reserves the right to conduct a Rule 506(c) Offering during or after the Regulation Crowdfunding Offering.

Method for Investor Cancellation of a Commitment

Investors may cancel an investment commitment at any time up until forty-eight (48) hours prior to the applicable closing date. The process for any such cancellation is for the investor to log onto the Platform and indicate a cancellation by selecting such option in connection with the applicable offering once they have logged into their account and accessed their investor dashboard. With respect to specific scenarios: (1) if the target minimum offering amount is not met prior to the target closing date, then the Intermediary will automatically cancel all investment commitments and notify each investor of the return of their respective funds, (2) if the issuer reaches the target minimum offering amount prior to the deadline identified in the offering materials, then it may close the offering early (if it provides notice about the new offering deadline at least five business days prior to such new offering deadline) provided that the investor would be able to cancel the investment commitment before the 48-hour period prior to the new offering deadline, (3) if the issuer notifies the investor of a material change to an offering, then the investor must reconfirm their investment commitment after the material change is made to the offering, or such investor's investment commitment will be cancelled and the committed funds will be returned. In any situation where a return of investor commitments is triggered, such funds will be returned without any accrued interest and less any fees incurred.

Method for Delivering the Securities

The issuer will record all investments in book entry form so that no certificates would be delivered. The fully executed Subscription and Purchase Agreement relating to the Offering will serve as a written record of the transaction and will be available on the Platform via the

investor dashboard. The investor will also receive email confirmation of the successful closing of the Offering, which will confirm the number of securities purchased and the amount paid. The delivery of the purchased securities and any payments or distributions relating thereto may be dependent and conditioned upon the investor providing correct and up-to-date contact and tax-related information, including without limitation, the following as requested: an up-to-date email delivery address, an up-to-date physical delivery address and an accurate social security number.

Use of Third Party Services

Each investor commitment made in connection with the completion of a Subscription Agreement will be held in a depository account maintained for the benefit of investors. The Intermediary will not hold any investor funds or issuer securities in connection with this Offering.

Use of Communication Channel

The Intermediary makes available on the Platform certain communication channels by which registered users can communicate with representatives of the Company. While any person can view the postings made within the communication channel, only registered users can post questions or comments. Investors have the opportunity to use the communication channels in connection with their evaluation of the securities in this Offering to support their diligence effort and to clarify any information provided in the Material. The Intermediary is not serving as an agent or representative of the Company in connection with the operation of the communication channels and is not providing any investment advice through the communication channels. All promoters and representatives of the Company participating in the communication channels on the Platform are required to disclose their relationship with the Company.

Intermediary Compensation

The Intermediary will be compensated a dollar amount equal to 6% of the total Offering amount if the Offering is successfully completed and closed. Such compensation is paid only if the Company's total Offering proceeds meet or exceed the target minimum offering amount indicated in this Material. Additionally, the Company reimburses the Intermediary for certain fees that the Intermediary passes through to the Company, such as the costs

related to performing background checks and establishing an FBO Account. These fees are one-time fees and are not dependent on the success of the Offering. In total, the Intermediary will receive, directly or indirectly, a dollar amount equal to the sum of all the following: (a) a transaction fee equal to 6% of the total amount of monies raised in the Offering for the purchase of securities offered by the Company, payable upon success, (b) a registration and processing fee equal to $500 payable upon registration, and (c) a participation fee equal to $10 committed to by the investor. Participation fees that are attributable to each investor are not included in any calculation of total Offering amount.

Conditional Commitment
Purchase of the securities offered in this Offering shall be made pursuant to the

execution of a Subscription Agreement available on the Platform, which contains, among other things, certain representations, warranties and covenants. The Company must secure investor commitments that equal or exceed the minimum target amount for the Offering prior to the applicable closing date, or the Offering will be canceled and investor funds committed in connection with the Offering will be returned. An investor commitment is conditional after being made, but only up until the time that is 48 hours before the applicable closing date. For the 48-hour period prior to the applicable closing date, investor commitments may not be cancelled by the investor but in certain circumstances may still be returned (e.g. if the target minimum amount is not met). As a reminder, investors are required to reconfirm their investment commitment after receiving notice of a material change to the Offering. If an investor takes no action to reconfirm the investment commitment after the Company notifies the investor of a material change, the commitment will be cancelled and funds relating to that Offering returned, less any fees incurred, without any accrued interest.

Jurisdictional Coverage
Jurisdictions in which the issuer intends to offer the securities include the following: AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VA, VT, WA, WV, WI, WY, PR, GU, VI, NMI, AS
Canadian Jurisdictions: AB, BC, MB, NB, NL, NS, ON, PE, QC, SK, YT, Canada [Federal Level]

CAPITAL STRUCTURE OF THE ISSUER

Description of the Issuer's Existing Securities
The outstanding and authorized amounts of the Company's existing securities are identified in the table below. Please note that the Company has indicated that this table includes (a) all instruments that could convert into securities such as convertible debt, (b) securities that are reserved for issuance upon exercise or conversion such as an option plan and (c) any other instruments that could be expected to impact the capitalization of the Company.

Class of Security	# Authorized	# Outstanding	Voting Rights
Preferred Stock	$1,000,000	$1,000,000	Yes
Common Stock	$99,000,000	$11,475,000	No

Description of Securities, Material Terms and Other Rights:
Preferred Stock : Voting Rights
Common Stock : Non Voting Common Shares

DESCRIPTION OF SECURITIES OFFERED

General Terms
The type of security being offered is non-voting shares of our common stock. This means purchasers of the Shares will have no voting rights whatsoever. Each investor is responsible for understanding the Company's governing documents and can use the communication channels on the Platform to request clarification or additional information.

Common Stock
The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Common Stock set forth in the Company's charter documents as well as the terms of the Subscription

Agreement. The securities in this Offering are non-voting common stock. Dividends upon the capital stock of the Company, if any, subject to the provisions of the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. The Company does not anticipate issuing any dividends in the near term.

Voting Rights and Limitations

The Shares have no voting rights and will be excluded from all voting. Additionally, the Shares have no liquidation or preference rights. The rights of shareholders may be modified by a change to the Company's governing documents.

Restrictions on Transfer of Shares

Consistent with Subpart E of Regulation Crowdfunding (17 CFR 501), securities issued in this Offering pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to a limited group including (a) to the Company, (b) to an accredited investor, (c) as part of an offering registered with the SEC, or (d) to a family member, trust or equivalent. In connection with any participation in this Offering, each potential investor may be required to agree not to dispose of or otherwise sell or transfer any of the Shares, until there is in effect a registration statement under the Securities Act covering such proposed disposition or if such disposition will not require registration under the Securities Act.

Distinguishing the Securities

Ability of one class of security to materially limit, dilute or qualify the rights of another class:
None at this time

Ability for the rights of the securities being offered to be modified:

From time to time the company may issue additional shares that will create dilution to existing shareholders.

Any additional risks:

1.   You will experience immediate and substantial dilution as a result of this Offering.

2.   Shareholders may be diluted significantly because of the issuance of convertible financial instruments through our efforts to obtain financing and satisfy obligations through issuance of additional shares of our common stock.

We have no committed source of financing. Wherever possible, our board of directors will attempt to use non-cash consideration to satisfy obligations or other products. In many instances, we believe that the non-cash consideration will consist of restricted shares of our common stock. Our board of directors has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares. In addition, if a trading market develops for our common stock, we may attempt to raise capital by selling shares of our common stock, possibly at a discount to market. These actions will result in dilution of the ownership interests of existing shareholders may further dilute common stock book value, and that dilution may be material.

3.. The interests of shareholders may be hurt because we can issue shares of our common stock to individuals or entities that support existing management with such issuances serving to enhance existing management's ability to maintain control of our Company.

Our executive president owns a significant majority of outstanding shares. In addition, our board of directors has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued common shares. Such issuances may be issued to parties or entities committed to supporting existing management and the interests of existing management which may not be the same as the interests of other shareholders. Although transactions, other than those described in this offering circular, are not currently being contemplated or discussed, our ability to issue shares without shareholder approval serves to enhance existing management's ability to maintain control of our Company or participate in other transactions, including entering into possible business combinations, without the support of other shareholders.

4.. Our president controls all corporate activities and can approve all transactions, including mergers, without the approval of other shareholders.

Our principal officer holds preferred shares that give him the right to 51% in all shareholder votes. Therefore, they effectively control all corporate activities and can approve transactions, including possible mergers, issuance of shares and compensation levels, without the approval of other shareholders. Their decisions may not be consistent with or in the best interests of other shareholders.

5. Our articles of incorporation provide for indemnification of officers and directors at our expense and limit their liability that may result in a major cost to us and hurt the interests of our shareholders because corporate resources may be expended for the benefit

of officers and/or directors.

Our Articles of Incorporation at Article XI provide that the Company indemnify its officers and directors to the fullest extent allowed under the laws of the State of Wyoming.

We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under federal securities laws is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification for liabilities arising under federal securities laws, other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with our activities, we will (unless in the opinion of our counsel, the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction, the question whether indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. The legal process relating to this matter if it were to occur is likely to be very costly and may result in us receiving negative publicity, either of which factors is likely to materially reduce the market and price for our shares, if such a market ever develops.

6.   Currently, there is no established public market for our securities, and there can be no assurances that any established public market will ever develop and, even if trading begins, it is likely to be subject to significant price fluctuations.

15.   Any market that develops in shares of our common stock may become subject to the penny stock regulations and restrictions pertaining to low priced stocks that will create a lack of liquidity and make trading difficult or impossible.

It is possible that our shares may become considered a "penny stock" in the future. Rule 3a51-1 of the Exchange Act establishes the definition of a "penny stock," for purposes relevant to us, as any equity security that has a minimum bid price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to a limited number of exceptions which are not available to us. This classification will severely and adversely affect any market liquidity for our common stock.

7.   Our board of directors has the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to common stockholders and with the ability to affect adversely stockholder voting power and perpetuate their control.

Our articles of incorporation, as amended, allow us to issue shares of preferred stock

without any vote or further action by our stockholders.

Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our board of directors also has the authority to issue preferred stock without further stockholder approval. Thus, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock.

8.   The ability of our executive officers and directors to control our business may limit or eliminate minority shareholders' ability to influence corporate affairs.

Our executive officers and directors will beneficially own preferred stock that grants them a 51% vote in all shareholder elections. Because of this beneficial stock ownership, they will be in a position to continue to elect our board of directors, decide all matters requiring stockholder approval, including potential mergers or business changes, and determine our policies. The interests of our executive officers and directors may differ from the interests of other shareholders with respect to the issuance of shares, business transactions with or sales to other companies, selection of officers and directors and other business decisions. The other shareholders would have no way of overriding decisions made by our executive officers and directors. This level of control may also have an adverse impact on the market value of our shares because our three executive officers may institute or undertake transactions, policies or programs that may result in losses, may not take any steps to increase our visibility in the financial community and/or may sell sufficient numbers of shares to significantly decrease our price per share.

8.   A significant portion of our presently issued and outstanding common shares are restricted under rule 144 of the Securities Act, as amended. If and when the restriction on any or all of these shares is lifted, and the shares are sold in the open market, the price of our common stock could be adversely affected.

A significant portion of the presently outstanding shares of common stock are "restricted securities" as defined under Rule 144 promulgated under the Securities Act and may only be sold pursuant to an effective registration statement or an exemption from registration, if available. Rule 144 provides in essence that a person who is not an affiliate and has held restricted securities for a prescribed period of at least six months if purchased from a reporting issuer or 12 months (as is the case herein) if purchased from a non-reporting Company, may, under certain conditions, sell all or any of his/her shares without volume

limitation, in brokerage transactions. Affiliates, however, may not sell shares in excess of 1% of the Company's outstanding common stock each three months. As a result of revisions to Rule 144 which became effective on February 15, 2008, there is no limit on the amount of restricted securities that may be sold by a non-affiliate (i.e., a stockholder who has not been an officer, director or control person for at least 90 consecutive days) after the restricted securities have been held by the owner for the aforementioned prescribed period of time. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop.

9.   We do not expect to pay cash dividends in the foreseeable future.

We have never paid cash dividends on our common stock. We do not expect to pay cash dividends on our common stock at any time in the foreseeable future. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. Since we do not anticipate paying cash dividends on our common stock, return on your investment, if any, will depend solely on an increase, if any, in the market value of our common stock.

10.   As an emerging growth company, our independent auditor is not required to attest to the effectiveness of our internal controls.

Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting while we are an emerging growth company. This means that the effectiveness of our financial operations may differ from our peer companies in that they may be required to obtain independent registered public accounting firm attestations as to the effectiveness of their internal controls over financial reporting and we are not. While our management will be required to attest to internal control over financial reporting and we will be required to detail changes to our internal controls on a quarterly basis, we cannot provide assurance that the independent registered public accounting firm's review process in assessing the effectiveness of our internal controls over financial reporting, if obtained, would not find one or more material weaknesses or significant deficiencies. Further, once we cease to be an emerging growth company we will be subject to independent registered public accounting firm attestation regarding the effectiveness of our internal controls over financial reporting. Even if management finds such controls to be effective, our independent registered public accounting firm may decline to attest to the effectiveness of such internal controls and issue a qualified report.

11.   Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our stockholders have limited protection against interested director transactions, conflicts of interest and similar matters.

The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the SEC, the New York and NYSE Market and the Nasdaq Stock Market, as a result of Sarbanes-Oxley, require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities that are listed on those exchanges or the Nasdaq Stock Market. Because we are not presently required to comply with many of the corporate governance provisions and because we chose to avoid incurring the substantial additional costs associated with such compliance any sooner than legally required, we have not yet adopted these measures.

We do not currently have independent audit or compensation committees. As a result, our president and our only other officer have the ability, among other things, to determine their own level of compensation. Until we comply with such corporate governance measures, regardless of whether such compliance is required, the absence of such standards of corporate governance may leave our stockholders without protections against interested director transactions, conflicts of interest, if any, and similar matters and investors may be reluctant to provide us with funds necessary to expand our operations.

We intend to comply with all corporate governance measures relating to director independence as and when required. However, we may find it very difficult or be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of Sarbanes-Oxley Act of 2002. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the SEC that increase responsibilities and liabilities of directors and executive officers. The perceived increased personal risk associated with these recent changes may make it more costly or deter qualified individuals from accepting these roles.

12.   Our shares may not become eligible to be traded electronically which would result in brokerage firms being unwilling to trade them.
If we become able to have our shares of common stock quoted on the OTCQB or Pinksheets, we will then try, through a broker-dealer and its clearing firm, to become eligible with the Depository Trust Company ("DTC") to permit our shares to trade electronically. If an issuer is not "DTC-eligible," then its shares cannot be electronically transferred between brokerage accounts, which, based on the realities of the marketplace as it exists today (especially the OTCQB), means that shares of a company will not be traded (technically the

shares can be traded manually between accounts, but this takes days and is not a realistic option for companies relying on broker dealers for stock transactions - like all companies on the OTCQB. What this means is that while DTC-eligibility is not a requirement to trade on the OTCQB, it is a necessity to process trades on the OTCQB if a company's stock is going to trade with any volume. There are no assurances that our shares will ever become DTC-eligible or, if they do, how long it will take.

13.   We will not be required to comply with certain provisions of the Sarbanes-Oxley Act for as long as we remain an "emerging growth company."

We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose changes made in our internal control procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the later of (i) the year following our first annual report required to be filed with the SEC or (ii) the date we are no longer an "emerging growth company" as defined in the JOBS Act.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an "emerging growth company." At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

14.   Reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

As an "emerging growth company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive

compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

For all the foregoing reasons and others set forth herein, an investment in the Company's securities in any market which may develop in the future involves a high degree of risk.

Valuation of the Securities

The offering price of the securities in this Offering has been established by the Company and does not necessarily bear any specific relation to the assets, book value or potential earnings of the Company or any other recognized criteria of value. The Shares have not been registered under the Securities Exchange Act of 1934 and have not been traded or quoted on any exchange or quotation system. There is no public market in which shareholders may sell their Shares, and there can be no assurance given that such a market will ever develop. The securities offered hereby are restricted by law and the ability to transfer and interests in the Shares is severely limited.

Method by which the offered securities are valued:

I Used the Established Business Valuation Calculator for Reference

USE OF PROCEEDS

The Company intends to apply the proceeds of this Offering substantially as set forth herein, subject to reallocation by management as it deems in the best interests of the Company. The actual use of proceeds of this Offering is subject to the discretion of management and the board of directors, and may include general corporate purposes.

The company plans to use all proceeds, whether it reaches its target offering amount or maximum amount, for the purchase of additional product inventory to increase it's sales.

The following table reflects our anticipated estimated use of proceeds:

	MINIMUM RAISE ACHIEVED		MAXIMUM RAISE ACHIEVED	
Category	Estimated Dollar Amount	Percentage of Proceeds	Estimated Dollar Amount	Percentage of Proceeds
Total Proceeds	$10,000		$1,000,000	
Less: GrowthFountain Fee	$600	6.00%	$60,000	6.00%
Product Inventory	$9,400	94.00%	$940,000	94.00%
Total Use of Net Proceeds	$9,400	94.00%	$940,000	94.00%

FINANCIAL CONDITION

References to the future financial condition of the Company may contain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual operating results may be affected by various factors including, without limitation, changes in national economic conditions, competitive market conditions, uncertainties related to government regulation, and actual versus projected timing of events, all of which may cause such actual results to differ materially from what is expressed or forecast in this

Material. For purposes of this section, any reference to the Company includes its predecessors, if any. The Company's actual results may differ materially from those discussed herein.

Prior Operating History

The following describes the operating history of the issuer with a focus on whether historical results and cash flows are representative of what investors should expect in the future.

	Most Recent Fiscal Year End	Prior Fiscal Year End
Total Assets	$794,936	$825,118
Cash & Cash Equivalents	$28,800	$126,909
Accounts Receivable	$150,136	$259,722
Short-term Debt	$303,452	$30,000
Long-term Debt	$241,317	$237,213
Revenues/Sales	$3,368,297	$5,447,900
Cost of Goods Sold	$2,963,430	$4,630,198

Results of Operations

The following is a description of the financial condition of the Company, including any items that have had a material impact on the Company, for each year when financial statements are provided. This discussion also includes an identification of any known material changes or trends in the financial condition and results of operations of the Company during any time period subsequent to the period for which financial statements are provided.

Since CW Petrolem's inception the company has been mostly profitable until the dramatic increase in the cost of fuels over the past several years. • Higher Costs of Fuel Inventory were a prime factor in lower sales due to lack of working capital. The cost of a Truckload of fuel in 2016 was $7,500. In 2017 it was $12,000. In 2018 it is now $15,000. As you can see, without greater working capital it is difficult to increase sales under these increased costs. The majority of funds that are raised will go to inventory and the remainder will be spent on obtaining approval to ship on the Colonial Pipeline. The company's approval to ship on numerous pipelines will result in greater increased sales and profitability.

Material Indebtedness

The Company has indicated that it currently has outstanding material indebtedness. The general terms of the Company's current and outstanding indebtedness are reflected of the following table:

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Material Terms
Christopher Williams	$303,452	10 %	2022-01-01	Working Capital Loan to Company
Christopher Williams	$1,500	0 %	2019-12-31	Monthly Lease payment
Various Finance Companies	$241,317	10 %	2023-12-31	

Previous Issuer Offerings

The Company has indicated that it has not conducted any prior exempt offerings in the past three years.

Financial Statements

The issuer's financial statements are attached as Exhibit B.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of

the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years.

CROWDFUNDING RISK FACTORS

An investment in the Company's securities involves substantial risk. Prospective investors should carefully consider the risk factors referred to in this Material. An investor should not invest any funds in the Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. The Shares have not been recommended or reviewed by any federal or state securities commission or regulatory authority. There is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares.

Risks from Relying on Issuer Supplied Information
There is the risk that some of the information supplied by the Company may be inaccurate. The management of the Company has provided all of the information stated in this Material without any third party verifying or investigating such information. The Company makes no express or implied representation or warranty as to the completeness of this information or, in the case of projections, estimates, future plans, or forward looking assumptions or statements, as to their attainability or the accuracy and completeness of the assumptions from which they are derived. It is expected that each prospective investor will pursue their own independent investigation. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected.

Risks as a Minority Holder
Purchasers of a minority ownership have risks relating to limited control, limited information and limited rights. Minority owners have no control over the marketability and value of their purchased securities and they may be required to hold onto their minority ownership position for an indefinite period. Additionally, minority owners must address the following risks:

Minority owners have no right to participate in any management decisions of the Company or the day-to-day operations. There is the risk that the majority owners make decisions or take actions that a minority owner thinks is bad for the Company. A minority owner has limited ability to influence the governance and operations of a Company.

Minority owners have limited rights to information beyond those filings that are required by law to be made available. There is the risk that minority owners may be denied immediate information about the Company's performance or corporate affairs.

Minority owners have limited rights, if any, to demand current distributions from an operating business. Majority owners likely have the right and power to avoid making any distributions of profits at their discretion. There is also the risk that the management of the Company pursues a spending plan that causes the Company not to generate any profits to be distributed.

Minority owners have limited rights, if any, to have their interest bought out. There is the risk that a minority owner will want to sell their interest and they will have no right to force the Company to buy them out. There will also be liquidity risk if there is no secondary market for the Company's securities.

Minority owners have limited input into fundamental corporate changes such as sale of the Company. There is a risk that a sale could be structured in a way to avoid certain payouts to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Minority owners may have interests that are different than shareholder-officers or shareholders that are part of the management team of the Company. There is the risk that minority owners perceive a conflict of interest if, for example, the managers that are shareholders receive a significant raise. Additionally, there is the risk that a minority owner will want to remove a manager or board member but have no independent power to do so.

Risks Regarding Corporate Actions
The Company may take certain corporate actions that could impact investors that purchase the Shares.

Regarding the additional issuances of securities, there is the risk that an investor has their ownership percentage diluted if, for example, the Company decides to raise additional amounts in the future. There is also the risk that an investor is excluded from the opportunity to participate in future fund-raising so that they are unable to maintain their ownership percentage.

Regarding the authorization of new securities with different rights, there is the risk that a future investor is able to obtain rights that are superior to the rights afforded to the purchasers of the security available in this offering.

To the extent that there is ever an offer to repurchase the Shares by the Company, there is the risk that investors may feel pressured to sell their Shares to the Company without fully participating in or capturing the potential increase in value of such Shares.

Regarding a sale of the Company or of assets of the Company, there is the risk that any such transaction fails to maximize the value of the Company's securities. The investor will be required to rely on the business judgement of the management team and the Board of Directors of the Company so there can be no guarantee that the investor will receive the full market value of their Shares

Regarding transactions with related parties, there is the risk that the Company is placed in a position that creates the possibility of a conflict of interest. The Company may choose to participate in transactions with affiliates and related persons, with limited disclosure required to investors.

Risks from an Investment in Securities

This Offering is being made on a conditional basis with no minimum number of Shares guaranteed to be sold. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that the minimum required amount of proceeds will be realized by the Company.

The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with an intention to resell or distribute. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. There is currently no public market for the Company's securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of their investment.

Risks from Uncertain Capital Needs

The Company believes that the net proceeds of the Offering will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long-term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

Risks from Relying on an Exemption from Registration
The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

ISSUER-SPECIFIC RISK FACTORS

MARKET AND CUSTOMER RISK FACTORS

Risks Related to the Business

1.   CW is an early stage company and has limited financial resources.

CW is an early stage company with a business plan to sell fuel products but limited financial resources. Revenue producing activities have been in place since 2011. Our independent registered auditors included an explanatory paragraph in their opinion on our financial statements as of and for the year ended December 31, 2017 that states that this lack of resources causes substantial doubt about our ability to continue as a going concern. No

assurances can be given that we will generate sufficient revenue or obtain necessary financing to continue as a going concern.

2.   CW is and will continue to be completely dependent on the services of our CEO, Christopher Williams, the loss of whose services may cause our business operations to cease, and we will need to engage and retain qualified employees and consultants to further implement our strategy.

CW's operations and business strategy are completely dependent upon the knowledge and business connections of Christopher Williams. If he should choose to leave us for any reason or if he becomes ill and unable to work for an extended period of time before we have hired additional personnel, our operations will likely stagnate or fail. Even if we are able to find additional personnel, it is uncertain whether we could find someone who could develop our business along the lines described in this Form 1-A. We will fail without the services of Christopher Williams or an appropriate replacement(s).

We intend to acquire key-man life insurance on the life of Christopher Williams naming CW as the beneficiary when and if we obtain the resources to do so and if he is insurable. We have not yet procured such insurance, and there is no guarantee that we will be able to obtain such insurance in the future. Accordingly, it is important that we are able to attract, motivate and retain highly qualified and talented personnel and independent contractors.

3.   Many of our competitors have significantly greater financial and marketing resources than do we. Many of these competitors have sophisticated management, are in a position to purchase inventory at the lowest prices and have the ability to advertise in a wide variety of media, including television. Their products are also already well known in the marketplace. There are no assurances that our brand will be successful.

4.   We do not have a sufficient number of employees to segregate responsibilities and may be unable to afford increasing our staff or engaging outside consultants or professionals to overcome our lack of employees. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock, if a market ever develops, could drop significantly.

6.   We have only three directors, two of whom are also officers and are related to each other as father and son. Accordingly, we cannot establish board committees comprised of

independent members to oversee functions like the decisions of the chief executive officer, compensation or audit issues.

Until we have a larger board of directors which would include some independent members, if ever, there will be limited oversight of our president's decisions and activities and little ability for minority shareholders to challenge or reverse those activities and decisions, even if they are not in the best interests of minority shareholders.

7.   Various regulatory and economic matters may impact our business.
Federal and local governments may pass laws or impose regulations that could negatively impact the demand for oil-based products. We would have no control over these laws or regulations.

It is also possible that increased drilling will one day result in large supplies of fuel being available resulting in increased competition and significantly lower prices. We would have no control over these conditions.

FINANCIAL RISK FACTORS

OPERATIONAL RISK FACTORS

COMPETITIVE RISK FACTORS

PERSONNEL AND THIRD PARTY RISK FACTORS

LEGAL AND REGULATORY RISK FACTORS

MISCELLANEOUS RISK FACTORS

ELIGIBILITY INFORMATION

General Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering.

The issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

The issuer has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required).

The issuer is *not* ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

The issuer is *not* subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

The issuer is *not* an investment company registered or required to be registered under the Investment Company Act of 1940

The issuer is *not* a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Filing Eligibility

The Company has certified that neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

No Disqualifications

The Company has reviewed the statements below relating to Rule 503(a) of Regulation Crowdfunding. **The Company understands that if any of these statements are NOT true, then the Company is NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

When reviewing the statements below, the Company has evaluated whether these statements are applicable to the Company and has also evaluated whether the statements

apply to: any predecessor of the issuer; any affiliated issuer; any director, officer, general partner or managing member of the issuer; any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter connected with the issuer in any capacity at the time of such sale; any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities; or any general partner, director, officer or managing member of any such solicitor (collectively, each of the aforementioned are referred to as an " Covered Person ").

(1) The Company has confirmed that no Covered Person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security;

involving the making of any false filing with the Commission; or

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) The Company has confirmed that no Covered Person is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such Covered Person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security;

involving the making of any false filing with the Commission; or

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) The Company has confirmed that no Covered Person is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an

appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from association with an entity regulated by such commission, authority, agency or officer;

at the time of the filing of this offering statement bars the person from engaging in the business of securities, insurance or banking; or

at the time of the filing of this offering statement bars the person from engaging in savings association or credit union activities; or

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

For purposes of the statement above, the term "final order" means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

(4) The Company has confirmed that no Covered Person is subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement: suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

places limitations on the activities, functions or operations of such person; or

bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) The Company has confirmed that no Covered Person is subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

Section 5 of the Securities Act.

(6) The Company has confirmed that no Covered Person is or has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) The Company has confirmed that no Covered Person filed, or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is

any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) The Company has confirmed that no Covered Person is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations

OTHER MATTERS

Additional Material Disclosure
The issuer has opted to include the following information that may be deemed material to investors in connection with this offering. The issuer is also providing the following information to reduce the possibility that any of the required statements are misleading, in light of the circumstances under which they are made.
None
To the extent the issuer has made certain information available to investors in a format, media or other means not able to be reflected in text or portable document format, a description of such material is provided as follows:
None

REPORTING OBLIGATIONS

End of Reporting Requirement
The issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). The issuer must continue to comply with the ongoing reporting requirements until one of the following conditions is met:

the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed 10,000,000;

the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves its business in accordance with state law.

Location of Annual Report
The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.
Once posted, the annual report may be found on the issuer's website at:
http://www.cwpetroleumcorp.com This will remain the location for future annual reports by the issuer unless an investor is notified otherwise.

EXHIBIT A: BUSINESS PLAN

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CW Petrol...ion .pdf

EXHIBIT B: FINANCIAL STATEMENTS for most recent fiscal year

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CWP Audit...2017.pdf

EXHIBIT B: FINANCIAL STATEMENTS for prior fiscal year

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EXHIBIT C: BIOGRAPHIES

Employment information from previous employers over the last three years for each of the Company's officers is as follows:

Christopher Williams

Employer	Principal Business	Responsibilities	Start Date	End Date
CW Petroleum Corp	Petroleum seller	President, CEO	2011-01-01	Current

Graham Williams

Employer	Principal Business	Responsibilities	Start Date	End Date
Tier 3 Capital	Equipment Financing	President	2011-03-01	Current

Employment information from previous employers over the last three years for each of the Company's directors is as follows:

Christopher Williams

Employer	Principal Business	Responsibilities	Start Date	End Date
CW Petroleum Corp	Petroleum seller	President, CEO	2011-01-01	

Greg Roda

Employer	Principal Business	Responsibilities	Start Date	End Date
Gevo Inc.	a technology company that produces isobutanol from a genetically modified yeast	Chief Commercial Officer	2013-01-01	

Graham Williams

Employer	Principal Business	Responsibilities	Start Date	End Date
Tier 3 Capital	Equipment Financing	President	2011-03-01	